UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Riviera Holdings Corporation
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(Name of Issuer)

Common Stock, $.001 par value
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(Title of Class of Securities)

769627100
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(CUSIP Number)

December 31, 2007
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    ☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

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The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 769627100

1.	NAME OF REPORTING PERSONS
UKA, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

580,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

580,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

580,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.7%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No. 769627100

1.	NAME OF REPORTING PERSONS
B. U. Patel Family Trust dated April 11, 2002

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6. SHARED VOTING POWER

580,000

7.	SOLE DISPOSITIVE POWER

0

8. SHARED DISPOSITIVE POWER

580,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

580,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.7%

12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO, HC

CUSIP No. 769627100

Item 1    (a). Name of Issuer:

Riviera Holdings Corporation
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(b).  Address of Issuer’s Principal Executive Offices:

2901 Las Vegas Boulevard South
Las Vegas, Nevada 89109
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Item 2    (a).   Name of Person Filing:

UKA, L.P.
B. U. Patel Family Trust dated April 11. 2002
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(b).  Address of Principal Business Office, or if None, Residence:

UKA, L.P.
B. U. Patel Family Trust dated April 11, 2002
620 Newport Center Drive, Fourteenth Floor,
Newport Beach, California 92660
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(c).  Citizenship:

UKA, L.P. - California limited partnership
B. U. Patel Family Trust dated April 11, 2002 - California
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(d).  Title of Class of Securities:

Common Stock, $.001 par value
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(e). CUSIP Number:

769627100
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Item 3. If This Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)  ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)  ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company
Act of 1940.

(j)  ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a)    Amount beneficially owned:

UKA, L.P. - 580,000
B. U. Patel Family Trust dated April 11, 2002 - 580,000
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(b)    Percent of class:

UKA, L.P. - 4.7%
B. U. Patel Family Trust dated April 11, 2002 - 4.7%
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(c)     Number of shares as to which the person has:

(i)  Sole power to vote or to direct the vote

              Not Applicable

(ii)  Shared power to vote or to direct the vote

              UKA, L.P. - 580,000
          B. U. Patel Family Trust dated April 11, 2002 - 580,000

(iii) Sole power to dispose or to direct the disposition of

              Not Applicable

(iv) Shared power to dispose or to direct the disposition of

              UKA, L.P. - 580,000
          B. U. Patel Family Trust dated April 11, 2002 - 580,000

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following        ☒
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Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable
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Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable
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Item 8. Identification and Classification of Members of the Group.

Not Applicable
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Item 9. Notice of Dissolution of Group.

Not Applicable
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Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UKA, L.P.

By: BPP One, LLC, a California limited liability company,
Its: General Partner

By: /s/ B. U. Patel
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Name: B. U. Patel
Title: Member
Date: February 12, 2008

B. U. Patel Family Trust dated April 11, 2002

By: /s/ B. U. Patel
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Name: B. U. Patel
Title: Trustee
Date: February 12, 2008

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G/A (Amendment no. 1) dated February 12, 2008 relating to the Common Stock, $.001 par value of Riviera Holdings Corporation shall be filed on behalf of the undersigned.

UKA, L.P.

By: BPP One, LLC, a California limited liability company,
Its: General Partner
By: /s/ B. U. Patel
---------------------
Name: B. U. Patel
Title: Member
Date: February 12, 2008

B. U. Patel Family Trust dated April 11, 2002

By: /s/ B. U. Patel
---------------------
Name: B. U. Patel
Title: Trustee
Date: February 12, 2008